EXHIBIT 99.2

Jett Capital Advisors, LLC

712 5th Avenue, Floor 11

New York, NY 10019

Northland Securities, Inc.

27 W Ridgewood Avenue

Ridgewood, NJ 07450

September 28, 2026

Draganfly Inc.

235 103rd St. E.

Saskatoon, SK S7N 1Y8, Canada

Attention: Cameron Chell, Chief Executive Officer

Re: Placement Agency Agreement

Dear Mr. Chell,

This letter (the “Agreement”) constitutes the agreement between Jett Capital Advisors, LLC (the “Lead Placement Agent”), Northland Securities, Inc. (together with the Lead Placement Agent, the “Placement Agents”) and Draganfly Inc., a company incorporated under the Business Corporations Act (British Columbia) (the “Company”), that the Placement Agents shall serve as the placement agents for the Company, on a “reasonable best-efforts” basis, in connection with the proposed placement (the “Placement”) of 1,869,159 common shares (the “Shares”) of the Company, no par value per share (“Common Shares” or “Securities”). The Securities actually placed by the Placement Agents are referred to herein as the “Placement Agent Securities.” The terms of the Placement shall be mutually agreed upon by the Company and the purchasers (each, a “Purchaser” and collectively, the “Purchasers”), and nothing herein constitutes (i) that the Placement Agents would have the power or authority to bind the Company or any Purchaser, or (ii) an obligation for the Company to issue any Securities or complete the Placement. The Company expressly acknowledges and agrees that the Placement Agents’ obligations hereunder are on a reasonable best-efforts basis only and that the execution of this Agreement does not constitute a commitment by the Placement Agents to purchase the Securities and does not ensure the successful placement of the Securities or any portion thereof or the success of the Placement Agents with respect to securing any other financing on behalf of the Company. The sale of Placement Agent Securities to any Purchaser will be evidenced by a securities purchase agreement (the “Purchase Agreement”) between the Company and such Purchaser, in a form reasonably acceptable to the Company and the Purchaser. The Company agrees to sell to the Purchasers up to 100% of the Shares on the Closing Date for a purchase price of US$5.35 (the “Offering Price”) per Share. Capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Purchase Agreement. Prior to the signing of any Purchase Agreement, officers of the Company will be available to answer inquiries from prospective Purchasers.

The Company has filed a short form base shelf prospectus with the securities regulatory authorities in each of the provinces of British Columbia, Saskatchewan and Ontario (the “Canadian Prospectus”) pursuant to applicable Canadian securities laws and a registration statement on Form F-10 (Registration No. 333-290823) with the U.S. Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended (the “Securities Act”), originally filed on October 10, 2025, amended on February 25, 2026, and immediately effective (pursuant to Rule 467(b) under the Securities Act) on February 25, 2026, including the Canadian Final Base Prospectus with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “Registration Statement”). The Securities will be offered and sold pursuant to a prospectus supplement to the Canadian Prospectus and the Registration Statement (the “Prospectus Supplement”, and together with the Canadian Prospectus and the Registration Statement, the “Prospectuses”).

SECTION 1. REPRESENTATIONS AND WARRANTIES OF THE COMPANY; COVENANTS OF THE COMPANY.

A. Representations of the Company. With respect to the Placement Agent Securities, each of the representations and warranties (together with any related disclosure schedules thereto) and covenants made by the Company to the Purchasers in the Purchase Agreement in connection with the Placement, are hereby incorporated herein by reference into this Agreement (as though fully restated herein) and is, as of the date of this Agreement and as of the Closing Date, hereby made to, and in favor of, the Placement Agents. In addition to the foregoing, the Company represents and warrants that there are no affiliations with any Financial Industry Regulatory Authority, Inc. (“FINRA”) member firm among the Company’s officers, directors or, to the knowledge of the Company, any five percent (5.0%) or greater securityholder of the Company, except as set forth in the Purchase Agreement. The Company further represents and warrants that (i) it is not a “related issuer” or “connected issuer” (as those terms are defined in National Instrument 33-105 – Underwriting Conflicts of Canadian Securities Administrators) of either Placement Agent and (ii) it is eligible to use Form F-10 under the Securities Act to register the offering of the Securities.

B. Covenants of the Company. The Company covenants and agrees to continue to retain a firm of independent, Public Company Accounting Oversight Board registered public accountants for a period of at least two (2) years after the Closing Date. In addition, from the Closing Date until the date that is sixty (60) days after the Closing Date, without the Lead Placement Agent’s prior written consent, the Company shall not, directly or indirectly, issue, offer, sell, grant any option or right to purchase, or otherwise dispose of (or announce any issuance, offer, sale, grant or any option or right to purchase or other disposition of) any Common Shares or Common Share Equivalents (as defined in the Purchase Agreement), except as permitted under clauses (A) through (E) of Section 4(m) of the Purchase Agreement. In addition, from the date hereof until sixty (60) days following the Closing Date, the Company shall not, directly or indirectly, issue or sell any Common Shares or Common Share Equivalents pursuant to any Variable Rate Transaction (as defined in the Purchase Agreement).

SECTION 2. REPRESENTATIONS OF THE PLACEMENT AGENTS. Each of the Placement Agents represents and warrants that it (i) is a member in good standing of FINRA, (ii) is registered as a broker/dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the securities laws of each state in which an offer or sale of Placement Agent Securities is made (unless exempted from the respective state’s broker-dealer registration requirements), (iii) is licensed as a broker/dealer under the laws of the United States of America applicable to the offers and sales of the Placement Agent Securities by such Placement Agent, (iv) is and will be a corporate body validly existing under the laws of its place of organization, and (v) has full power and authority to enter into and perform its obligations under this Agreement. Each of the Placement Agents will immediately notify the Company in writing of any change in its status with respect to subsections (i) through (v) above. Each of the Placement Agents covenants that it will use its reasonable best-efforts to conduct the Placement hereunder in compliance with the provisions of this Agreement and the requirements of applicable law.

SECTION 3. COMPENSATION. (1) In consideration of the services to be provided for hereunder, the Company shall pay to the Placement Agents and/or their respective designees a cash fee equal to six percent (6.0%) of the gross proceeds raised from the sale of the Placement Agent Securities (the “Cash Fee”). The Cash Fee shall be paid on the Closing Date from immediately available funds. (2) In addition, at each closing date of the Placement, the Company shall grant and issue to the Placement Agents (or their designated affiliates, as allocated among them) warrants (the “Placement Agent Warrants”) to purchase such number of Common Shares of the Company equal to six percent (6.0%) of the Placement Agent Securities, and the exercise price of such Placement Agent Warrants shall be equal to 125% of the Offering Price in the Placement. (3) Concurrently out of the proceeds of the Closing, the Company also agrees to reimburse the Placement Agents for reasonable and documented out-of-pocket expenses incurred by the Placement Agents in connection with the transaction (including legal advisor’s fees) to a maximum of US$75,000. Each Placement Agent shall require prior written approval from the Company for any individual expense or series of related expenses in excess of US$25,000. (4) The Company shall pay $50,000 to counsel to the Placement Agents in respect of their legal fees and expenses incurred in connection with this Agreement. In addition, for any public or private offering or other financing or capital-raising transaction of any kind completed by the Company within the sixty (60) day period following the expiration or termination of the Term (as defined below) set forth in this Agreement, the Lead Placement Agent shall be entitled to compensation under clauses (1) and (2) of this Section 3, calculated in the manner set forth therein. The terms of the compensation described herein shall comply in all respects with the requirements of FINRA, including with respect to FINRA Rule 5110. The Placement Agents reserve the right to reduce any item of compensation or adjust the terms thereof as specified herein in the event that a determination shall be made by FINRA to the effect that the Placement Agents’ aggregate compensation is in excess of FINRA Rules or that the terms thereof require adjustment.

SECTION 4. INDEMNIFICATION.

A. To the extent permitted by law, with respect to the Placement Agent Securities, the Company will indemnify the Placement Agents and their respective affiliates, stockholders, directors, officers, employees, members and controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) against all losses, claims, damages, expenses and liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of their respective activities hereunder or pursuant to this Agreement, including as a result of the Company’s prior engagement of, or any other obligation to, any investment bank, placement agent, consultant or financial advisor, except to the extent that any losses, claims, damages, expenses or liabilities (or actions in respect thereof) are found in a final judgment (not subject to appeal) by a court of law to have resulted primarily and directly from the Placement Agents’ fraud, willful misconduct or gross negligence in performing the services described herein. The Company agrees, upon request of any indemnified party, to advance payment of such expenses as they are incurred by an indemnified party prior to the final disposition of any matter referenced in this Section 4.A, subject to such indemnified party’s obligation to return any such advance if it is ultimately determined that such indemnified party was not entitled to indemnification in respect of such matter. If the Company shall default in its obligations to deliver Placement Agent Securities to a Purchaser whose offer it has accepted and who has tendered payment, the Company shall indemnify and hold the Placement Agents harmless against any loss, claim, damage or expense arising from or as a result of such default by the Company.

B. Promptly after receipt by the Placement Agents of notice of any claim or the commencement of any action or proceeding with respect to which the Placement Agents are entitled to indemnity hereunder, the Placement Agents will promptly notify the Company in writing of such claim or of the commencement of such action or proceeding, but failure to so notify the Company shall not relieve the Company from any obligation it may have hereunder, except and only to the extent such failure results in the forfeiture by the Company of substantial rights and defenses. If the Company so elects or is requested by the Placement Agents, the Company will assume the defense of such action or proceeding and will employ counsel reasonably satisfactory to the Placement Agents and will pay the reasonable and documented fees and expenses of such counsel. Notwithstanding the preceding sentence, the Placement Agents will be entitled to employ counsel separate from counsel for the Company and from any other party in such action if counsel for the Placement Agents reasonably determines that it would be inappropriate under the applicable rules of professional responsibility for the same counsel to represent both the Company and the Placement Agents. In such event, the reasonable fees and disbursements of no more than one such separate counsel for the Placement Agents will be paid by the Company, in addition to reasonable and documented fees of local counsel. The Company will have the right to settle the claim or proceeding provided that the Company will not settle any such claim, action or proceeding without the prior written consent of the Placement Agents, which will not be unreasonably withheld, conditioned or delayed. The Company shall not be liable for any settlement of any action effected without its written consent, which will not be unreasonably withheld, conditioned or delayed.

C. The Company agrees to notify the Placement Agents promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to a transaction contemplated by this Agreement.

D. If for any reason the foregoing indemnity is unavailable to the Placement Agents or insufficient to hold the Placement Agents harmless, other than as a result of the Placement Agents’ fraud, willful misconduct or gross negligence, then the Company shall contribute to the amount paid or payable by the Placement Agents as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Placement Agents on the other, but also the relative fault of the Company on the one hand and the Placement Agents on the other that resulted in such losses, claims, damages or liabilities, as well as any relevant equitable considerations. The amounts paid or payable by a party in respect of losses, claims, damages and liabilities referred to above shall be deemed to include any reasonable and documented legal or other fees and expenses incurred in defending any litigation, proceeding or other action or claim. Notwithstanding the provisions hereof, the Placement Agents’ aggregate share of the liability hereunder shall not be in excess of the amount of fees actually received, or to be received, by the Placement Agents under this Agreement (excluding any amounts received as reimbursement of expenses incurred by the Placement Agents). Notwithstanding the foregoing, no person found to have committed fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act shall be entitled to contribution from a party who was not found to have committed such fraudulent misrepresentation.

E. These indemnification provisions shall remain in full force and effect whether or not the transaction contemplated by this Agreement is completed and shall survive the termination of this Agreement, and shall be in addition to any liability that the Company might otherwise have to any indemnified party under this Agreement or otherwise.

SECTION 5. ENGAGEMENT TERM. The Placement Agents’ engagement hereunder shall expire following the completion of the Closing (the “Term”). Either party may terminate the engagement at any time upon thirty (30) days’ prior written notice to the other party. The date of termination or expiry of this Agreement is referred to herein as the “Termination Date.” Notwithstanding any termination, the Company will remain responsible for fees pursuant to Section 3 hereof and fees with respect to the Placement Agent Securities if sold in the Placement. Notwithstanding anything to the contrary contained herein, the provisions concerning the Company’s obligation to pay any fees actually earned pursuant to Section 3 hereof and the provisions concerning confidentiality, indemnification and contribution contained herein will survive any expiration or termination of this Agreement. If this Agreement is terminated prior to the completion of the Placement, all fees due to the Placement Agents shall be paid by the Company to the Placement Agents on or before the Termination Date (in the event such fees are earned or owed as of the Termination Date). The Placement Agents agree not to use any confidential information concerning the Company provided to the Placement Agents by the Company for any purposes other than those contemplated under this Agreement.

SECTION 6. PLACEMENT AGENTS’ INFORMATION. The Company agrees that any information or advice rendered by the Placement Agents in connection with this engagement is for the confidential use of the Company only in its evaluation of the Placement and, except as otherwise required by law, the Company will not disclose or otherwise refer to the advice or information in any manner without the Placement Agents’ prior written consent.

SECTION 7. PERMITTED ACTS. Nothing in this Agreement shall be construed to limit the ability of the Placement Agents, their respective officers, directors, employees, agents, associated persons and any individual or entity “controlling,” “controlled by,” or “under common control” with either Placement Agent (as those terms are defined in Rule 405 under the Securities Act) to conduct their respective businesses including without limitation the ability to pursue, investigate, analyze, invest in, or engage in investment banking, financial advisory or any other business relationship with any individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

SECTION 8. LIMITATION OF ENGAGEMENT TO THE COMPANY. The Company acknowledges that the Placement Agents have been retained only by the Company, that each Placement Agent is providing services hereunder as an independent contractor (and not in any fiduciary or agency capacity) and that the Company’s engagement of the Placement Agents is not deemed to be on behalf of, and is not intended to confer rights upon, any shareholder, owner or partner of the Company or any other person not a party hereto as against either Placement Agent or any of their respective affiliates, or any of their respective officers, directors, controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), employees or agents. Unless otherwise expressly agreed in writing by the Placement Agents, no one other than the Company is authorized to rely upon any statement or conduct of the Placement Agents in connection with this Agreement. The Company acknowledges that any recommendation or advice, written or oral, given by the Placement Agents to the Company in connection with the Placement Agents’ engagement is intended solely for the benefit and use of the Company’s management and directors in considering a possible Placement, and any such recommendation or advice is not on behalf of, and shall not confer any rights or remedies upon, any other person or be used or relied upon for any other purpose. The Placement Agents shall not have the authority to make any commitment binding on the Company. The Company, in its sole discretion, shall have the right to reject any investor introduced to it by either Placement Agent. If any Purchase Agreement and/or related transaction documents are entered into between the Company and the Purchasers in the Placement, the Placement Agents will be entitled to rely on the representations, warranties, agreements and covenants of the Company contained in any such Purchase Agreement and related transaction documents as if such representations, warranties, agreements and covenants were made directly to the Placement Agents by the Company.

SECTION 9. NO FIDUCIARY RELATIONSHIP. This Agreement does not create, and shall not be construed as creating rights enforceable by any person or entity not a party hereto, except those entitled hereto by virtue of the indemnification provisions hereof. The Company acknowledges and agrees that: (a) each of the Placement Agents has been retained solely to act as placement agent in connection with the sale of the Securities and that no fiduciary, advisory or agency relationship between the Company and either Placement Agent has been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether either Placement Agent has advised or is advising the Company on other matters; (b) the Offering Price and other terms of the Securities set forth in this Agreement were established by the Company following discussions and arm’s-length negotiations with the Placement Agents and the Company is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement; (c) it has been advised that the Placement Agents and their respective affiliates are engaged in a broad range of transactions that may involve interests that differ from those of the Company and that neither Placement Agent has any obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; (d) it has been advised that each Placement Agent is acting, in respect of the transactions contemplated by this Agreement, solely for its own benefit, and not on behalf of the Company, and that each Placement Agent may have interests that differ from those of the Company; and (e) the Placement Agents shall have no duties or liabilities to the equity holders or the creditors of the Company or any other person by virtue of this Agreement or the retention of the Placement Agents hereunder, all of which are hereby expressly waived. The Company waives to the full extent permitted by applicable law any claims it may have against the Placement Agents arising from an alleged breach of fiduciary duty in connection with the Placement.

SECTION 10. LIMITATION OF LIABILITY. The Company agrees that the Placement Agents shall not have any liability to the Company for or in connection with the engagement of the Placement Agents pursuant to this Agreement, except for any losses, claims, damages, liabilities or expenses incurred by the Company that are finally judicially determined to have resulted from the gross negligence, willful misconduct or bad-faith breach of this Agreement by either Placement Agent. Notwithstanding the foregoing, the Placement Agents’ remedies under this Agreement shall be limited to actual, direct damages and shall exclude any consequential, indirect, special, punitive or exemplary damages.

SECTION 11. CLOSING. The obligations of the Placement Agents, and the closing of the sale of the Placement Agent Securities hereunder are subject to the accuracy, when made and on the Closing Date, of the representations and warranties on the part of the Company contained herein and in the Purchase Agreement, to the performance by the Company of its obligations hereunder and in the Purchase Agreement, and to each of the following additional terms and conditions, except as otherwise disclosed to and acknowledged and waived by the Placement Agents:

A. All corporate proceedings and other legal matters incident to the authorization, form, execution, delivery and validity of each of this Agreement, the Placement Agent Securities, and all other legal matters relating to this Agreement and the transactions contemplated hereby with respect to the Placement Agent Securities shall be reasonably satisfactory in all material respects to the Placement Agents.

B. The Placement Agents shall have received a legal opinion from United States Counsel for the Company and a legal opinion of Canadian Counsel for the Company, each in a form reasonably acceptable to the Placement Agents, addressed to the Placement Agents and the Purchasers and dated as of the Closing Date, in form and substance reasonably satisfactory to the Placement Agents.

C. The Placement Agents shall have received customary certificates of the Company’s Chief Executive Officer or Chief Financial Officer in each case, in such capacity and not in their personal capacity, as to the accuracy of the representations and warranties contained in the Purchase Agreement, and a certificate of the Company’s secretary certifying that (i) the Company’s Notice of Articles and Articles are true and complete, have not been modified and are in full force and effect; (ii) that the resolutions of the Company’s Board of Directors (or any authorized committee thereof) relating to the Placement are in full force and effect and have not been modified; and (iii) as to the incumbency of the officers of the Company.

D. The Common Shares shall be registered under the Exchange Act and the Common Shares shall be listed and admitted and authorized for trading on the Nasdaq Capital Market under the symbol “DPRO” and the Canadian Securities Exchange under the symbol “DPRO,” and satisfactory evidence of such action shall have been provided to the Placement Agents. The Company shall have taken no action designed to, or likely to have the effect of terminating the registration of the Common Shares under the Exchange Act or delisting or suspending from trading the Common Shares from the Nasdaq Capital Market or the Canadian Securities Exchange, nor has the Company received any information suggesting that the SEC or such exchanges are contemplating terminating such registration or listing.

E. No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would, as of the Closing Date, prevent the issuance or sale of the Placement Agent Securities or materially and adversely affect or potentially and adversely affect the business or operations of the Company; and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the issuance or sale of the Placement Agent Securities or materially and adversely affect the business or operations of the Company.

F. The Company shall have entered into a Purchase Agreement with each of the Purchasers or the sole Purchaser (as the case may be) of the Placement Agent Securities and such agreements shall be in full force and effect and shall contain representations, warranties and covenants of the Company as agreed upon between the Company and the Purchasers.

G. Subsequent to the execution and delivery of this Agreement and prior to the Closing Date, in the Placement Agents’ reasonable judgment after consultation with the Company, there shall not have occurred any material adverse change or development involving a prospective material adverse change in the condition or the business activities, financial or otherwise, of the Company from the latest dates as of which such condition is set forth in the Registration Statement and Prospectuses.

H. On or prior to the Closing Date, the Placement Agents shall have received executed lock-up agreements from each of the directors and executive officers of the Company, in form and substance reasonably satisfactory to the Placement Agents, which lock-up agreements shall remain in full force and effect on the Closing Date.

If any of the conditions specified in this Section 11 shall not have been fulfilled when and as required by this Agreement, all obligations of the Placement Agents hereunder may be cancelled by the Placement Agents at, or at any time prior to, the Closing Date. Notice of such cancellation shall be given to the Company in writing or orally. Any such oral notice shall be confirmed promptly thereafter in writing.

SECTION 12. GOVERNING LAW. This Agreement will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely in such State, without regard to its conflict of laws principles. This Agreement may not be assigned by either party without the prior written consent of the other party. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and permitted assigns. Any right to trial by jury with respect to any dispute arising under this Agreement or any transaction or conduct in connection herewith is waived. Any dispute arising under this Agreement may be brought into the courts of the State of New York or into the federal courts located in New York, New York and, by execution and delivery of this Agreement, the Company hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of aforesaid courts. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by delivering a copy thereof via overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If either party shall commence an action or proceeding to enforce any provisions of this Agreement, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney’s fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

SECTION 13. ENTIRE AGREEMENT/MISCELLANEOUS. This Agreement embodies the entire agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings, relating to the subject matter hereof. Notwithstanding anything herein to the contrary, the engagement letter dated August 12, 2026 (the “Engagement Letter”) between the Company and the Lead Placement Agent shall continue to be effective during its term and the terms therein shall continue to survive and be enforceable by the Lead Placement Agent, provided that, in the event of a conflict between the terms and conditions of this Agreement and the Engagement Letter, the terms and conditions of this Agreement shall control. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect or any other provision of this Agreement, which will remain in full force and effect. This Agreement may not be amended or otherwise modified or waived except by an instrument in writing signed by both the Placement Agents and the Company. The representations, warranties, agreements and covenants contained herein shall survive the Closing Date of the Placement and delivery of the Placement Agent Securities for the applicable statute of limitations. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that all parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or a .pdf format file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or .pdf signature page were an original thereof.

SECTION 14. NOTICES. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is sent to the email address specified on the signature pages attached hereto prior to 6:30 p.m. (New York City time) on a business day, (b) the next business day after the date of transmission, if such notice or communication is sent to the email address on the signature pages attached hereto on a day that is not a business day or later than 6:30 p.m. (New York City time) on any business day, (c) the third business day following the date of mailing, if sent by an internationally recognized air courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages hereto.

SECTION 15. PRESS ANNOUNCEMENTS. The Company agrees that the Placement Agents shall, on and after the Closing Date, have the right to reference the Placement and the Placement Agents’ role in connection therewith in the Placement Agents’ marketing materials and on their respective websites and to place advertisements in financial and other newspapers and journals, in each case at their own expense.

SECTION 16. PAYMENTS. All payments made or deemed to be made by the Company to the Placement Agents and their respective affiliates, stockholders, directors, officers, employees, members and controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, a “Payee”), if any, will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature (other than taxes on net income or similar taxes) imposed or levied by or on behalf of Canada, British Columbia, or any political subdivision or any taxing authority thereof or therein unless the Company is or becomes required by law to withhold or deduct such taxes, duties, assessments or other governmental charges. In such event, the Company will pay such additional amounts as will result, after such withholding or deduction, in the receipt by the Payee of the amounts that would otherwise have been received had such deduction or withholding not been required. For the avoidance of doubt, all sums payable, paid or deemed payable under this Agreement shall be considered exclusive of value added tax, sales tax or other similar taxes which shall be borne by, paid, collected and remitted by the Company in accordance with applicable law.

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Please confirm that the foregoing correctly sets forth our agreement by signing and returning to the Placement Agents the enclosed copy of this Agreement.

Very truly yours,

JETT CAPITAL ADVISORS, LLC

By:	/s/ Matthew Jurjevich
Name:	Matthew Jurjevich
Title:	Partner

Address for notice:

712 5th Avenue, Floor 11
New York, NY 10019
Attn: Matthew Jurjevich
Email: [***]

NORTHLAND SECURITIES, INC.

By:	/s/ David Levine
Name:	David Levine
Title:	Head of Investment Banking

Address for notice:

27 W Ridgewood Avenue
Ridgewood, NJ 07450
Attn: David Levine
Email: [***]

Accepted and agreed to as of the date first written above:

DRAGANFLY INC.

By:	/s/ Cameron Chell
Name:	Cameron Chell
Title:	President and Chief Executive Officer

Address for notice:

Draganfly Inc.
235 103rd St. E.
Saskatoon, SK S7N 1Y8, Canada

Attention: Cameron Chell
President and Chief Executive Officer
Email: [***]

[Signature Page to the Placement Agency Agreement]